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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*


                         MERIDIAN INSURANCE GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  589644-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               GREGORY M. SHEPARD
                             15 Country Club Place
                          Bloomington, Illinois 61701
                                 (309) 829-1061
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 3, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO.     589644-10-3
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gregory M. Shepard
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

           AF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                        1,443,600
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                        1,443,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,443,600
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.9
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This statement amends the statement on Schedule 13D dated August 31, 1998 ("Schedule 13D"), previously filed by Gregory M. Shepard ("Shepard"), and amended by Amendment No. 1 to Schedule 13D dated October 31, 1998, Amendment No. 2 to Schedule 13D dated March 31, 1999, Amendment No. 3 to Schedule 13D dated May 19, 1999, Amendment No. 4 to Schedule 13D dated June 18, 1999, and
Amendment No. 5 to Schedule 13D dated June 30, 1999 relating to the common stock, no par value per share (the "Common Stock" or the "Shares") of Meridian Insurance Group, Inc. (the "Company"). The principal executive offices of the Company are located at 2955 North Meridian Street, P.0. Box 1980, Indianapolis, Indiana 46206.

         Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         This amendment is being filed by Shepard sometimes referred to herein as the "Reporting Person."

         This amendment is filed to report Shepard's purchase of Shares between September 9, 1999 and November 3, 1999.

         Shepard. Shepard's address is 15 Country Club Place, Bloomington, Illinois 61701. His principal occupation is President of American Union Insurance Company, an Illinois property and casualty insurance company ("AUIC"), and American Union Life Insurance Company, an Illinois life, accident and health insurance company ("AULIC") (collectively, the "AUIC Companies"). Shepard is also Chairman of the Board of Directors of the AUIC Companies. In addition, Shepard is the Chairman and Chief Executive Officer of Illinois HealthCare Insurance Company, an Illinois life, accident and health insurance company, with health maintenance organization authority ("Illinois HealthCare"). The AUIC Companies and Illinois HealthCare are located at 303 East Washington Street, Bloomington, Illinois 61701. Shepard is a United States citizen.

         During the last five years, Shepard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a proceeding of a judicial or administrative body of competent jurisdiction resulting in his becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date of this amendment, Shepard owns 1,443,600 Shares. Shepard's purchase of 995,000 shares, and the source and amount of consideration used therefor, was reported on a Schedule 13D filed with the Securities and Exchange Commission on August 31, 1998. On January 6, 1999, Shepard received 99,500 Shares from the Company as a result of a stock dividend. On June 29, 1999 Shepard issued a personal note to AUIC, previously attached as Exhibit 99.1, in order to purchase an additional 277,200 shares from AUIC for $4,583,892. Between September 9, 1999 and November 3, 1999 Shepard purchased an additional 71,900 shares in open market transaction effected on the NASDAQ for $1,222,642, with funds loaned from AUIC, pursuant to personal note to AUIC, attached as Exhibit 99.2, bearing interest at the call money rate and maturing December 31, 2000.

ITEM 4.  PURPOSE OF TRANSACTION.

         Shepard acquired the Shares for the purpose of investment because he believed the Shares represented a favorable investment opportunity. Shepard is evaluating and expects to continue to evaluate the investment potential of the Shares. Depending on various factors, including the results of such evaluation, the Company's business prospects and financial position, other developments concerning the Company, the price level of the Shares, available opportunities to acquire or dispose of Shares or realize trading profits, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities and developments relating to its business, Shepard may in the future take such actions with respect to such holdings in the Company as he deems appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the Shares now owned or hereafter acquired.

         Except as set forth above, Shepard has no present plans or proposals which would result in or relate to any of the transactions described in (a) through (j) of Item 4 of Schedule 13D. In the future, however, Shepard reserves the right to adopt such plans or proposals subject to applicable regulatory requirements, if any.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) Shepard. On the date of this amendment, the aggregate number of Shares of which Shepard may be deemed the beneficial owner is 1,443,600 (approximately 19.935% of the Shares outstanding), all of which are held by Shepard as an individual.

         (b)(i) Shepard. Shepard has sole power to vote and sole power to dispose or direct the disposition of the 1,443,600 Shares he holds as an individual. Shepard does not have shared power to vote or direct the vote or dispose or direct the disposition of any Shares.

         (c)(i) Shepard. Between September 9, 1999 and November 3, 1999, Shepard purchased a total of 71,900 Shares in open market transactions effective on the NASDAQ, at prices ranging from $16.5315 to $17.3000 per share as follows:

              Date             Shares               Price ($)
            -------------------------------------------------
            09/09/99            2,000               16.8125
            09/14/99              800               17.1875
            09/14/99           21,000               17.3000
            09/15/99           14,400               17.3000
            09/16/99              500               17.1750
            09/17/99            7,500               16.6459
            09/17/99            5,000               16.7000
            09/24/99              800               16.5625
            10/05/99            2,500               16.8500
            10/06/99            1,600               16.8750
            10/08/99            2,000               16.7500
            10/15/99            4,000               16.5315
            10/20/99              900               16.8000
            10/25/99            1,600               16.5625
            10/29/99              900               16.5625
            11/02/99            1,700               16.5625
            11/03/99            5,000               16.6375


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares disclosed herein as being beneficially owned by the Reporting Person.

         (e) Not applicable.




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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Company other than a personal note, attached as Exhibit 99.2, issued by Shepard to AUIC at the call money rate with a principal payment scheduled for December 31, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT 99.2















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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 1999

                                           Gregory M. Shepard
                                           /s/ Gregory M. Shepard
                                           ------------------------------------














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EXHIBIT INDEX

Exhibit No.                               Description

Exhibit 99.2                            Loan Agreement.



















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